EXHIBIT 4.3


                          AMERICAN UNITED GLOBAL, INC.

                                 Promissory Note

                                                              New York, New York
                                                                 June ____, 1999


             American United Global, Inc., a Delaware corporation (the "Maker"), for value received, promises to pay, subject to the terms and conditions of this Note, to Connectsoft Communications Corporation or its permitted assigns (the "Holder"), the principal sum of Two Hundred Thousand ($200,000), without interest, on June 15, 1999.

         1.  Payments

             1.1 Payments of principal on this Note shall be made to the Holder at such place or places within the United States as may be specified by the Holder of this Note in a written notice to the Maker at least two business days before the payment date); provided no payment shall be due under this Note if the Buyer and its Affiliate under the Asset Purchase Agreement dated July 10, 1998, as amended (the "Purchase Agreement") are in breach of any material term thereof.

             1.2 Payments on this Note shall be made in lawful money of the United States of America by mailing the Maker's good check in the proper amount to such Holder to arrive prior to or on the due date of such payment or otherwise transferring funds so as to be received by such Holder on the due date of payment.

         2.  Assignment.

                  The Note may not be assigned, pledged or otherwise transferred or negotiated by the Holder without the prior written consent of the Maker; provided, however, that this Note may be assigned pursuant to the Purchase Agreement to which the Maker and the initial Holder are parties, to the Buyer thereunder or its affiliate EXTEL, or any affiliate thereof, but may not be further assigned, pledged or otherwise transferred or negotiated by the Holder to any non-affiliate of EXTEL without the prior written consent of the Maker. Any purported transfer of this Note in violation of this provision shall be void and without effect and the purported transferee shall acquire no rights in the Note.






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         3.  Cancellation of Note.

                  Upon payment in full in accordance with Section 1 hereof of all outstanding obligations under this Note, the Maker's obligations in respect of payment of this Note shall terminate and the Holder shall surrender this Note to the Maker.

         4.  Miscellaneous.

             4.1 Upon receipt of evidence reasonably satisfactory to the Maker of the loss, theft, destruction or mutilation of this Note and of a letter of indemnity reasonably satisfactory to the Maker and upon surrender or cancellation of the Note, if mutilated, the Maker will make and deliver a new Note of like tenor in lieu of such lost, stolen, destroyed or mutilated Note.

             4.2 This Note and the rights and obligations of the Maker and any Holder hereunder shall be construed in accordance with and be governed by the internal laws of the State of New York.

             4.3 Time is of the essence of this Note. If any provisions of this Note or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Note and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.




                            [Signature on next page]






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         IN WITNESS WHEREOF, the Maker has executed this Note as of the day  and year first above written.


                                   AMERICAN UNITED GLOBAL, INC.


                                     By:______________________________










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